corrected copy 4/11/16

JG

16002191

Washington, D.C. 20549

Public AmeND

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APR 12 2016

Washington DC 409

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8-52947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSILIUM PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 FRANKLIN STREET, SUITE 504
(No. and Street)

BOSTON, MASSACHUSETTS 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD BRIGGS (617)274-1706
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GEORGE J. ROBERTS, CPA, PC
(Name – *if individual, state last, first, middle name*)

35 WALNUT STREET - SUITE 100, WELLESLEY HILLS, MA 02481
(Address) (City) (State) (Zip Code)

RECEIVED 2016 APR 12 PM 12:03 SEC / TM

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

aKB

Consilium Partners LLC – 2015 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (B)

Statement of Financial Condition

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2015 and 2014

Assets

	2015	2014
Current assets:		
Cash	$ 247,741	$ 184,277
Accounts receivable	25,000	8,500
Prepaid expenses	5,011	16,435
Total current assets	277,752	209,212
Property and equipment, at cost:		
Equipment	11,307	88,166
Leasehold improvements	4,558	4,558
Furniture and fixtures	49,881	22,247
	65,746	114,971
Less: accumulated depreciation	12,815	101,975
Net property and equipment	52,931	12,996
Other assets:		
Rental deposits	16,872	16,868
Total assets	$ 347,555	$ 239,076

See accompanying notes to financial statements
and independent auditor's report.

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2015 and 2014

Liabilities and Members' Equity

	2015	2014
Current liabilities:		
Accounts payable	$ 8,350	$ 5,273
Accrued expenses	22,400	2,438
Total current liabilities	30,750	7,711
Members' equity:		
Members' equity	316,805	231,365
Total liabilities and members' equity	$ 347,555	$ 239,076

See accompanying notes to financial statements
and independent auditor's report.

Item (C)

Statement of Income (Loss)

CONSILIUM PARTNERS LLC

Statements of Income and Members' Equity
Years ended December 31, 2015 and 2014

	2015	2014
Revenues:		
Consulting fees	$ 3,805,562	$ 3,442,500
Reimbursed expenses	1,426	6,361
Total revenues	3,806,988	3,448,861
Cost and expenses:		
Sales and marketing	68,801	48,083
General and administrative	422,662	463,772
Guaranteed payments to partners	3,230,132	2,869,619
Total costs and expenses	3,721,595	3,381,474
Income (loss) from operations	85,393	67,387
Other income:		
Interest income	47	36
Net income (loss)	85,440	67,423
Balance beginning of year	231,365	63,942
Member contributions/(redemptions)	----	100,000
Balance end of year	$ 316,805	$ 231,365

See accompanying notes to financial statements
and independent auditor's report.

CONSILIUM PARTNERS LLC

Supplementary Information
December 31, 2015 and 2014

	2015	2014
Sales and marketing:		
Meals and entertainment	$ 5,599	$ 8,608
Travel	8,313	20,382
Marketing	54,889	19,093
Total sales and marketing	$ 68,801	$ 48,083
General and administrative:		
Rent	$ 90,777	$ 85,508
Payroll	209,059	285,626
Payroll taxes	3,666	14,362
Professional services	12,424	17,555
Office supplies	17,559	4,654
Dues and subscriptions	94	942
Depreciation	9,936	1,810
Telephone	13,551	7,287
Outside services	18,838	24,485
Donations	406	250
Printing	----	----
Insurance	3,381	3,191
Licenses and permits	26,140	7,732
Miscellaneous	15,514	9,268
Postage and delivery	1,317	1,102
Total general and administrative	$ 422,662	$ 463,772

See accompanying notes to financial statements
and independent auditor's report.

Item (D)

Statement of Changes in Financial Condition

CONSILIUM PARTNERS LLC

Statements of Cash Flows
Years ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities:		
Net (loss) income	$ 85,440	$ 67,423
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depreciation	9,936	1,810
Changes in:		
Accounts receivable	(16,500)	1,090
Prepaid expenses	11,424	(11,443)
Rental deposits	(4)	(10)
Accounts payable	3,077	(9,675)
Accrued expenses	19,962	$ (9,562)
Net cash provided by operating activities	113,335	39,633
Cash flows from investing activities:		
Purchase of property and equipment	(49,871)	(6,852)
Net cash used by investing activities	(49,871)	(6,852)
Cash flow from financing activities:		
Capital contributions/(redemptions)	----	100,000
Net cash used by financing activities	----	100,000
(Decrease) increase in cash	63,464	132,781
Cash at beginning of year	184,277	51,496
Cash at end of year	$ 247,741	$ 184,277

See accompanying notes to financial statements
and independent auditor's report.

Item (E)

Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital

CONSILIUM PARTNERS LLC

Statements of Income and Members' Equity
Years ended December 31, 2015 and 2014

	2015	2014
Revenues:		
Consulting fees	$ 3,805,562	$ 3,442,500
Reimbursed expenses	1,426	6,361
Total revenues	3,806,988	3,448,861
Cost and expenses:		
Sales and marketing	68,801	48,083
General and administrative	422,662	463,772
Guaranteed payments to partners	3,230,132	2,869,619
Total costs and expenses	3,721,595	3,381,474
Income (loss) from operations	85,393	67,387
Other income:		
Interest income	47	36
Net income (loss)	85,440	67,423
Balance beginning of year	231,365	63,942
Member contributions/(redemptions)	----	100,000
Balance end of year	$ 316,805	$ 231,365

See accompanying notes to financial statements
and independent auditor's report.

Item (F)

Statement of Changes in Liabilities Subordinated to Claims of Creditors

(Not applicable)

Consilium Partners LLC – 2015 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (G)

Computation of Net Capital

CONSILIUM PARTNERS LLC
AUDITED COMPUTATION OF NET CAPITAL
12/31/2015

		Per Auditor	Per Firm
Members' Equity (per balance sheet)		$ 316,805	$316,806
Less nonqualified assets:			
Accounts receivable	$ 25,000		
Prepaid expenses	5,011		
Net property and equipment	52,931		
Rental deposits	16,872		
FINRA daily account	1,015		
		100,829	100,830
Less Securities haircuts			
Penalty for early withdrawal on CD's		293	293
Net Capital		$ 215,683	$215,683
Required Minimum Capital			
Greater of $ 5,000 or 6 2/3% of aggregate indebtedness		5,000	5,000
Excess Net Capital		$ 210,683	$210,683

N.B.-The above was prepared and audited by George J. Roberts, CPA, PC. in accordance with Sec. 240. 15c3-1

There were material inadequacies or differences noted between the client's calculation from the original 4th qtr focus report and the audited calculation above. The differences are as follows:

1. The Members' Equity had a immaterial rounding difference of $ 1

Item (H)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

(Not applicable)

CONSILIUM PARTNERS LLC
CUSTOMER PROTECTION-RESERVES
12/31/2015

Attachment B

The broker/dealer(Consilium Partners LLC) is deemed exempt from the provisions of section 240. 15c3-3(Customer Protection-reserves and custody of securities).

The organization carries out no margin accounts and did not receive any funds from customers with their activities as a broker/dealer in connection with the sale, purchase, and or redemption of securities.

The organization did not hold funds or securities for, or owe money or securities to customers at any point during the year. The only funds received by the broker/dealer from customers were direct consulting and management fees based on signed contracts with the customer.

Item (I)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

(Not applicable)

Item (J)

Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

(Not applicable)

Item K

Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation

(Not applicable)

Item (L)

An Oath or Affirmation

OATH OR AFFIRMATION

I, RICHARD BRIGGS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSILIUM PARTNERS LLC, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

ZACHARY SMOLKIN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 17, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consilium Partners LLC – 2015 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (M)

Copy of the SIPC Supplemental Report

George J. Roberts, CPA, PC

35 Walnut Street, Suite 100, Wellesley Hills, MA 02481
89 Main Street, Suite 109, Medway, MA 02053
Direct: 781-425-2056 Direct Fax:781-425-2047
Email:george.roberts@groberts-cpa.com

INDEPENDENT ACCOUNTANT'S REPORT

Consilium Partners LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Consilium Partners LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Consilium Partners LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Consilium Partners LLC's management is responsible for the Consilium Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries in the Bank of America account noting no difference.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers and reports noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

George J, Roberts, CPA, PC
February 22, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

5*5*******70*****************ALL FOR AADC 021
052947 FINRA DEC
CONSILIUM PARTNERS LLC
265 FRANKLIN ST STE 504
BOSTON MA 02110-3113

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard D. Briggs Jr
617-274-1706

2. A. General Assessment (item 2e from page 2)		$ 9,518
B. Less payment made with SIPC-6 filed (exclude interest)		(8,781)
Date Paid		
C. Less prior overpayment applied		(–)
D. Assessment balance due or (overpayment)		737
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		–
F. Total assessment balance and interest due (or overpayment carried forward)		$ 737
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 737	
H. Overpayment carried forward	$(–)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Consilium Partners LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28th day of February, 2016.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,807,035
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	-
2d. SIPC Net Operating Revenues	$ 3807035
2e. General Assessment @ .0025	$ 9,518
	(to page 1, line 2.A.)

Item (N)

Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

(None reported)

No material inadequacies were found to have exist or to have existed since the date of the previous audit

George J. Roberts, CPA, PC

35 Walnut Street, Suite 100, Wellesley Hills, MA 02481
89 Main Street, Suite 109, Medway, MA 02053
Direct: 781-425-2056 Direct Fax:781-425-2047
Email:george.roberts@groberts-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Consilium Partners LLC
Boston, Massachusetts

I have examined management's assertion included in its representation letter dated February 22, 2016 that Consilium Partners LLC maintained effective internal control over financial reporting and safeguarding securities as of December 31, 2015 and the Company was in compliance with 17 C.F.R sec. 240.15c3-1 (the "net capital rule") as of December 31, 2015 and the information used to state that the company was in compliance with the net capital rule was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with the net capital rule be prevented or detected on a timely basis. My responsibility is to express an opinion on the company's statements based on my examination.

I conducted my examination in accordance with the standards of the public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective during the period January 1, 2015 through December 31, 2015; the Company complied with the net capital rule as of December 31. 2015; and the information used to assert compliance with the net capital rule as of December 31, 2015 was derived from the Company's books and records. My examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with the net capital rule and reserve requirements rule, determining whether the information used to assert compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances.

I believe that my examination provides a reasonable basis for our opinion.

Sincerely,

George J. Roberts CPA

George J, Roberts, CPA, PC
February 22, 2016

Consilium Partners LLC – 2015 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Review Report on Exemption Provision

George J. Roberts, CPA, PC

35 Walnut Street, Suite 100, Wellesley Hills, MA 02481
89 Main Street, Suite 109, Medway, MA 02053
Direct: 781-425-2056 Direct Fax:781-425-2047
Email:george.roberts@groberts-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying exemption statement report, in which (1) Consilium Partners LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Consilium Partners LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (exemption provision—(k)(2)(i)) Consilium Partners LLC stated that Consilium Partners LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Consilium Partners LLC 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Consilium Partners LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) exemption provision of Rule 15c3-3 under the Securities Exchange Act of 1934.

George J. Roberts, CPA

George J, Roberts, CPA, PC
February 22, 2016

CONSILIUM PARTNERS

February 24, 2016

Mr. George J. Roberts, CPA
George J. Roberts, CPA, PC
35 Walnut Street – Suite 100
Wellesley Hills, MA 02481

Dear George:

In connection with your annual audit of Consilium, we are providing this letter confirming the exemption we claim under SEC Rule 15c3-3 regarding reserves related to customer funds or securities. As a 'non-carrying' broker, we believe Consilium qualifies for an exemption under paragraph (k)(2)(i) which states "The provisions of this rule shall not be applicable to a broker or dealer that does not hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts". As you know, Consilium does not and has never held customer funds or securities or owe money for securities to customers.

Further we hereby confirm that Consilium met this exemption provision troughout 2015 without exception.

Please let me know if you have any comments or questions.

Sincerely,

Richard D. Briggs Jr.
Chief Financial Officer

INVESTMENT BANKING
265 Franklin Street - Suite 504
Boston, MA 02110
www.cpboston.com

Consilium Partners LLC – 2015 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Complete Audited Financial Statements

CONSILIUM PARTNERS LLC

Financial Statements

and

Independent Auditor's Report

December 31, 2015 and 2014

TABLE OF CONTENTS

Independent Auditor's Report 1

Financial Statements:

Balance Sheets 2,3

Statements of Income and Members' Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6,7,8, 9

Supplementary Information 10

George J. Roberts, CPA, PC

35 Walnut Street, Suite 100, Wellesley Hills, MA 02481
89 Main Street, Suite 109, Medway, MA 02053
Direct: 781-425-2056 Direct Fax:781-425-2047
Email:george.roberts@groberts-cpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
CONSILIUM PARTNERS LLC.
BOSTON, MA

Report on the Financial Statements

I have audited the accompanying financial statements of CONSILIUM PARTNERS LLC which comprise the balance sheet as of December 31, 2015 and 2014, and the related statements of income, members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CONSILIUM PARTNERS LLC. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

George J. Roberts, CPA, PC

35 Walnut Street, Suite 100, Wellesley Hills, MA 02481
89 Main Street, Suite 109, Medway, MA 02053
Direct: 781-425-2056 Direct Fax:781-425-2047
Email:george.roberts@groberts-cpa.com

Report on Supporting Schedule

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information (Schedule of Sales and Marketing and General and Administrative Expenses) on page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of the management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole

Report on Supplementary Information

The Computation of Net Capital has been subjected to audit procedures performed in conjuction with the audit of CONSILIUM PARTNERS LLC's financial statements. The Computation of Net Capital is the responsibility of CONSILIUM PARTNERS LLC's management. My audit procedures included determining whether the Computation of Net Capital reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital. In forming my opinion on the Computation of Net Capital, I evaluated whether the Computation of Net Capital, including its form and content is presented in comformity with 17 C.F.R. & 240.17a-5. In my opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

George J. Roberts, CPA

GEORGE J. ROBERTS, CPA, P.C.
February 22, 2016

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2015 and 2014

Assets

	2015	2014
Current assets:		
Cash	$ 247,741	$ 184,277
Accounts receivable	25,000	8,500
Prepaid expenses	5,011	16,435
Total current assets	277,752	209,212
Property and equipment, at cost:		
Equipment	11,307	88,166
Leasehold improvements	4,558	4,558
Furniture and fixtures	49,881	22,247
	65,746	114,971
Less: accumulated depreciation	12,815	101,975
Net property and equipment	52,931	12,996
Other assets:		
Rental deposits	16,872	16,868
Total assets	$ 347,555	$ 239,076

See accompanying notes to financial statements
and independent auditor's report.

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2015 and 2014

Liabilities and Members' Equity

	2015	2014
Current liabilities:		
Accounts payable	$ 8,350	$ 5,273
Accrued expenses	22,400	2,438
Total current liabilities	30,750	7,711
Members' equity:		
Members' equity	316,805	231,365
Total liabilities and members' equity	$ 347,555	$ 239,076

See accompanying notes to financial statements
and independent auditor's report.

CONSILIUM PARTNERS LLC

Statements of Income and Members' Equity
Years ended December 31, 2015 and 2014

	2015	2014
Revenues:		
Consulting fees	$ 3,805,562	$ 3,442,500
Reimbursed expenses	1,426	6,361
Total revenues	3,806,988	3,448,861
Cost and expenses:		
Sales and marketing	68,801	48,083
General and administrative	422,662	463,772
Guaranteed payments to partners	3,230,132	2,869,619
Total costs and expenses	3,721,595	3,381,474
Income (loss) from operations	85,393	67,387
Other income:		
Interest income	47	36
Net income (loss)	85,440	67,423
Balance beginning of year	231,365	63,942
Member contributions/(redemptions)	----	100,000
Balance end of year	$ 316,805	$ 231,365

See accompanying notes to financial statements
and independent auditor's report.

CONSILIUM PARTNERS LLC

Statements of Cash Flows
Years ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities:		
Net (loss) income	$ 85,440	$ 67,423
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depreciation	9,936	1,810
Changes in:		
Accounts receivable	(16,500)	1,090
Prepaid expenses	11,424	(11,443)
Rental deposits	(4)	(10)
Accounts payable	3,077	(9,675)
Accrued expenses	19,962	$ (9,562)
Net cash provided by operating activities	113,335	39,633
Cash flows from investing activities:		
Purchase of property and equipment	(49,871)	(6,852)
Net cash used by investing activities	(49,871)	(6,852)
Cash flow from financing activities:		
Capital contributions/(redemptions)	----	100,000
Net cash used by financing activities	----	100,000
(Decrease) increase in cash	63,464	132,781
Cash at beginning of year	184,277	51,496
Cash at end of year	$ 247,741	$ 184,277

See accompanying notes to financial statements
and independent auditor's report.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2015 and 2014

Note 1 - Business activity.

Consilium Partners LLC (Limited Liability Company) is a Boston Massachusetts-based investment banking firm providing a wide range of financial advisory services, including assistance with respect to mergers and acquisitions, sales and divestitures, leveraged buyouts and recapitalizations, growth and buyout capital needs, fairness opinions and related corporate advisory services.

Note 2 - Summary of significant accounting policies.

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for its integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the presentation of the financial statements.

Revenue recognition:

Advisory revenues are recognized in two different types of engagements. The first consists of a monthly retainer fee for advisory services based on the signed engagement. The second consisting of advising, consulting and execution in a merger, acquisition or a capital raise, in which the engagement is signed and the revenue is based on the percentage in the signed engagement.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid, short term investments with an original maturity of less than three months to be cash equivalents.

Concentrations of credit risk:

The Company deposits the majority of its cash in one commercial bank. From time to time, cash balances in this account exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

See independent auditor's report.

Note 2 - continued.

Accounts receivable:

At December 31, 2015 and 2014, the Company provided for an allowance for doubtful accounts receivable of $0. The Company believes that the receivables are fully collectable.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight line method for financial reporting and the modified accelerated cost recovery method for income tax purposes. The estimated useful lives are as follows:

Furniture and fixtures	5 years
Equipment	5 years
Leasehold improvements	3 years

Expenditures for renewals and betterments that materially extend the life of the asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation amounted to $9,936 and $1,810 for the years ended December 31, 2015 and 2014.

Marketing and advertising:

The Company's policy is to expense marketing and advertising costs as the costs are incurred. Marketing expense amounted to $54,889 and $19,093 for the years ended December 31, 2015 and 2014.

Income taxes:

The Company is treated as a partnership for federal and Massachusetts income tax purposes. The Company's net revenue is allocated to the members based on the Company's operating agreement and taxed on their respective returns. As a result, no income tax expense has been recorded on the financial statements.

The Company is required to recognize in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit based on the technical merits of that position. As of December 31, 2015 and 2014, the Company did not have any material uncertain tax positions. The Company filed Federal and State income tax returns. The income tax returns for the past three tax years remain subject to examination by the respective taxing authorities.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2015 and 2014

Note 3 - Commitments.

The Company leases office facilities in Wellesley under a lease beginning March 26, 2010 and expiring June 30, 2015, subject to annual tax, maintenance and operations expense escalations. On March 18, 2015 the Company signed a new 7 year lease for office facilities in Boston commencing on July 1, 2015 expiring August 31, 2022 subject to annual tax, maintenance and operations expense escalations.

Rent expense amounted to $ 90,777 and $85,508 for 2015 and 2014, respectively.

Minimum lease payments are as follows:

2016	134,028
2017	136,800
2018	139,572
2019	142.344
2020	141,420
2021	136,800
2022 and thereafter	92,432
Total	$ 923,396

Note 4 - Guaranteed payments to members.

Guaranteed payments to members are calculated on an engagement to engagement basis. The payments are designed to represent reasonable compensation for the services provided on the individual engagements. As of December 31, 2015 and 2014, a payable of $22,400 and $2,438 were accrued relative to income collected and receivables billed but not paid to the partners.

Note 5 - Supplemental cash flow information.

Cash paid for interest and income taxes for the years ended December 31, 2015 and 2014 are as follows:

	2015	2014
Interest paid	$ ----	$ 1
Income taxes	$ ----	$ ----

See independent auditor's report.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2015 and 2014

Note 6 - Subsequent events.

Management has evaluated subsequent events through February 22, 2016, the date of which the financial statements were available to be issued.

See independent auditor's report.

CONSILIUM PARTNERS LLC

Supplementary Information
December 31, 2015 and 2014

	2015	2014
Sales and marketing:		
Meals and entertainment	$ 5,599	$ 8,608
Travel	8,313	20,382
Marketing	54,889	19,093
Total sales and marketing	$ 68,801	$ 48,083
General and administrative:		
Rent	$ 90,777	$ 85,508
Payroll	209,059	285,626
Payroll taxes	3,666	14,362
Professional services	12,424	17,555
Office supplies	17,559	4,654
Dues and subscriptions	94	942
Depreciation	9,936	1,810
Telephone	13,551	7,287
Outside services	18,838	24,485
Donations	406	250
Printing	----	----
Insurance	3,381	3,191
Licenses and permits	26,140	7,732
Miscellaneous	15,514	9,268
Postage and delivery	1,317	1,102
Total general and administrative	$ 422,662	$ 463,772

See accompanying notes to financial statements
and independent auditor's report.

CONSILIUM PARTNERS LLC
AUDITED COMPUTATION OF NET CAPITAL
12/31/2015

		Per Auditor	Per Firm
Members' Equity (per balance sheet)		$ 316,805	$316,806
Less nonqualified assets:			
Accounts receivable	$ 25,000		
Prepaid expenses	5,011		
Net property and equipment	52,931		
Rental deposits	16,872		
FINRA daily account	1,015		
		100,829	100,830
Less Securities haircuts			
Penalty for early withdrawal on CD's		293	293
Net Capital		$ 215,683	$215,683
Required Minimum Capital			
Greater of $ 5,000 or 6 2/3% of aggregate indebtedness		5,000	5,000
Excess Net Capital		$ 210,683	$210,683

N.B.-The above was prepared and audited by George J. Roberts, CPA, PC. in accordance with Sec. 240. 15c3-1

There were material inadequacies or differences noted between the client's calculation from the original 4th qtr focus report and the audited calculation above. The differences are as follows:

1. The Members' Equity had a immaterial rounding difference of $ 1